As filed with the U.S. Securities and Exchange Commission on March 19, 2025.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

RIO TINTO PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11

New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Cheree Finan

Rio Tinto Services Inc.

80 State Street

Albany, New York 12207-2543

Tel. No.: +1-801-204-2000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐    immediately upon filing

☐    on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of Rio Tinto plc.	300,000,000 American Depositary Shares	$0.05	$15,000,000	$2,296.50
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-257170. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-257170.

The Registrant hereby amends this Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement on Form F-6 shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 2 to the Fourth Further Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (15), (16) and (18)
	(iii)	Procedure for collecting and distributing dividends	Paragraphs (4), (12), (14) and (18)
	(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (7), (12), (15) and (16)
	(v)	Sale or exercise of rights	Paragraphs (14), (15) and (18)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13), (15) and (18)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Paragraph (12)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6), (9) and (22)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (18), (19) and (21)
(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly		Paragraphs (8) and (9)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Rio Tinto plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (12)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Fourth Further Amended and Restated Deposit Agreement, dated as of February 19, 2016 (as from time to time amended, the “Deposit Agreement”), among Rio Tinto plc (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. Filed herewith as Exhibit (a)(1).

(a)(2)	Amendment No. 1 to the Deposit Agreement. Amendment No. 1, dated as of June 17, 2021, to the Deposit Agreement among the Company, the Depositary and all owners and holders from time to time of ADRs issued thereunder. Filed herewith as Exhibit (a)(2).

(a)(3)	Form of Amendment No. 2 to the Deposit Agreement. Form of Amendment No. 2 to the Deposit Agreement among the Company, the Depositary and all owners and holders from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not Applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Fourth Amended and Restated Deposit Agreement (the “Deposit Agreement”) among Rio Tinto plc, the Depositary and all owners and holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 19, 2025.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

By:	/s/ Timothy E. Green
	Name:	Timothy E. Green
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Rio Tinto plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on March 19, 2025.

RIO TINTO PLC

By:	/s/ Andy Hodges
Name: Andy Hodges
Title: Group Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jakob Stausholm and Peter Cunningham, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on March 19, 2025.

SIGNATURES

Signature	Title

/s/ Dominic Barton	Chair, Director
Dominic Barton

/s/ Jakob Stausholm	Chief Executive and Director (principal executive officer)
Jakob Stausholm

/s/ Peter Cunningham	Chief Financial Officer and Director (principal financial and accounting officer)
Peter Cunningham

/s/ Dean Dalla Valle	Director
Dean Dalla Valle

/s/ Simon Henry	Director
Simon Henry

/s/ Kaisa Hietala	Director
Kaisa Hietala

/s/ Sam Laidlaw	Director
Sam Laidlaw

/s/ Susan Lloyd-Hurwitz	Director
Susan Lloyd-Hurwitz

/s/ Martina Merz	Director
Martina Merz

/s/ Jennifer Nason	Director
Jennifer Nason

/s/ Sharon Thorne	Director
Sharon Thorne

/s/ Joc O’Rourke	Director
Joc O’Rourke

/s/ Ngaire Woods	Director
Ngaire Woods

/s/ Ben Wyatt	Director
Ben Wyatt

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Rio Tinto plc, has signed this Registration Statement on Form F-6 in Salt Lake City, Utah, on March 19, 2025.

Authorized U.S. Representative

By:	RIO TINTO SERVICES INC.

	By:	/s/ Cheree Finan
Name: Cheree Finan
Title: Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Fourth Further Amended and Restated Deposit Agreement, dated as of February 19, 2016 (as from time to time amended, the “Deposit Agreement”), among Rio Tinto plc (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder.

(a)(2)	Amendment No. 1 to the Deposit Agreement, dated as of June 17, 2021, among the Company, the Depositary and all owners and holders from time to time of ADRs issued thereunder.

(a)(3)	Form of Amendment No. 2 to the Deposit Agreement among the Company, the Depositary and all owners and holders from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.